

NEW WAY HOMES

Loan Policies

This document contains the New Way Homes loan policies, underwriting guidelines, and procedures, as approved by the Board of Directors on March 1, 2017.

New Way Homes (NWH) assembles and applies capital from a variety of sources to help meet the need for charitable housing development in the Monterey Bay Region and potentially other areas of Northern California. The funds raised by NWH are used to make loans to projects under specific guidelines in order to increase the supply of new housing that is developed and used as affordable housing for households below certain income levels or for other charitable purposes.

NWH expects most of its lending (by total $ amount) to be to and for specific projects, including for the acquisition of sites, entitlement-related and other development expenses, construction, and operation until stabilization & permanent financing. Additionally, it expects to do a lesser amount of lending for pre-development project initiation work and on loans that extend beyond a project's occupancy and stabilization period. Generally, this lesser amount is restricted by New Way Homes' sources of capital. Pre-development and project initiation loans are treated separately in the policies below.

I.   Project Requirements

A project must meet all of the following criteria to be eligible for a New Way Homes loan.

1. The project must be primarily residential. NWH considers this criterion met if the gross square footage of residential units (including all indoor space used only by the residential units) composes at least 75% of the building square footage of the project. If this percentage level is not clearly met, NWH may review the project circumstances to determine whether, in its view, the primary purposes of the project is residential development.

2. The project must be planned, designed, and restricted in its use such that the proposed loan would, in New Way Homes' view, be a charitable loan. This criteria can be met in a variety of ways; guidance as to how New Way Homes currently makes this determination are included in a following section of this policy document.

3. The project's residential units must be all or nearly all for full-time, long-term residence.

4. The project is not significantly under the density allowed under land use policy without very clear justification (such as clear environmental circumstances, project-specific restrictions created by an approval body, etc.).

II. Project Preferences

In addition to meeting all of the requirements above, New Way Homes will give preference to projects that meet or exceed each of the following additional criteria that are applicable to the given project. (The criteria are not ordered and not all of them will be applicable to or possible for every project).

1. The project is either entirely a rental project or, where it includes some for-sale units, maximizes the number of rental units within financial feasibility.

2. The project's site acquisition, development, and construction is not funded primarily by government funding sources. New Way Homes does not currently have an exact limit to a project's government funding and recognizes that direct and indirect sources of government funding can greatly increase a project's charitable impact. Because New Way Homes seeks to rapidly increase the amount of housing created for charitable purposes above and beyond that currently created primarily via government support, however, NWH expects to only make loans to projects with either no government funding or for which government funding is used to supplement, rather than form the base of, a project's financing structure. As further policy:
   a) Ongoing operational support from public sources, such as units' master leased to non-profits with government support or tenant or project-based vouchers via the local Housing Authority, does not contradict this preference regardless of the extent to which they are employed.
   b) NWH will consider projects in which a government jurisdiction or agency is making land available, including giving, selling, or leasing land, whether at market rate, a discount, or without charge, to a project that otherwise meets this criterion.

c) NWH in particular wishes to enable projects that do not receive particularly competitive and fully utilized sources of government funding for construction, such as Low-Income Housing Tax Credit funding.

3. The project meets a high standard for environmental sustainability, including taking more than the required measures to achieve low net energy consumption and low net water use.

4. The project qualifies for bonus density under California law.

5. The project qualifies as transit-oriented development under California law.

6. The project implements significant measures to support the use of active and public forms of transportation. This includes that the project is creating less parking per unit than has been typical historically.

7. The project makes a clear attempt to maximize residential density within what is allowed, approvable, and realistically achievable under land use regulations and site characteristics.

8. The project as a whole would, in New Way Homes' view, qualify as a charitable project under IRS guidance for 501c3 charitable activities. (The project does not need to have or seek such status nor be owned or developed by an organization with such status to meet this preference.)

9. The project, if including units that are not restricted by household income, has made a significant effort to design these unrestricted units to have increased impact on housing affordability in the region and be rentable by a wider range of incomes than most new construction. Examples of this are making most or all such unrestricted units rented at the housing authority payment standard rates or at or below the median rental rates for units with a given number of bedrooms.

10. The project has a credible plan to repay 70%-100% of the NWH loan, including accrued interest, out of the permanent financing expected to be obtained.

III. Charitable Loan Requirements

New Way Homes will evaluate each potential loan to make a determination as to the charitable nature of the loan. As noted above, New Way Homes will only make loans that it determines, at its sole discretion, are charitable. Because the circumstances, key characteristics, funding structures, and details of each project can be quite complex, this determination is necessarily a careful consideration for each potential loan. Furthermore, the legal advice from New Way Homes' counsel and guidance provided from the IRS may change from time to time. The guidelines provided below are therefore a description of the starting point for this determination as of the current date, but are not meant to be fully determinant.

New Way Homes will evaluate a project for potential charitable loans only if that project:

1. Meets IRS guidance for charitable projects. This could be met in one of four ways:
   A. The project or the organization developing and/or owning it has been granted 501c(3) status by the IRS and New Way Homes does not see any substantial reason that the project would cause that entity to risk losing that status.

   B. The project meets the safe harbor test in IRS guidance for charitable housing projects, specifically that (i) at least 75 percent of the units are occupied by families that qualify as low-income (80 percent of the area's median income); and (ii) at least 20 percent of the units are occupied by residents that are very low-income (50 percent of the area's median income) or that 40 percent of the units are occupied by residents whose incomes do not exceed 120 percent of the area's very low-income limit (60 percent of the area's median income).

   C. The project would clearly or be extremely likely to meet the "facts and circumstances" test in IRS guidelines based on past precedent and publications.

   D. The project would clearly or be extremely likely to meet IRS guidelines based on past precedent for charitable status via one of the several other types of charitable housing projects. The most likely of these to be applicable would be (i) housing for the elderly or handicapped that meet specific requirements for embedded services, operations, and affordability, or (ii) projects that meet criteria for combating neighborhood deterioration.

or

2. Is seeking a loan from New Way Homes for a percentage of project costs that is equal to or less than the percentage of the project's cost attributable to building deed-restricted, affordable housing units, where those deed-restricted, affordable housing units would on their own constitute a charitable project (i.e. meet the percentages listed in 1. B. above).

This percentage attributed cost could include a pro-rata share of shared project costs, subject to review by NWH.

The above affordability levels need to be established in a deed restriction on the property that is acceptable to New Way Homes upon review. Typically, inclusionary ordinances, state bonus density law, or other requirements for deed restrictions will be in effect on a project and thereby create a deed restrictions that satisfies this requirement. If that is not the case then New Way Homes will establish a requirement based on a project's design, plans, and loan request.

IV. Other Loan Terms

New Way Homes expects its loans for specific projects to include the following terms, although deviations can be considered when there is a strong justification for doing so.

- Loans are within the $500k - $5M range in size.

- Loans do not exceed 25% of the project's cost budget.

- Loan interest accrues through stabilization.

- New Way Homes' interest rate may vary over time and across projects based on a variety of factors, including but not limited to security provided by the project for its target return to investors, the fund's utilization rates, and administrative expenses.

- Loans are subordinate to other construction loans.

- Preferential repayment will be required out of permanent financing to the extent permanent financing can provide more funds than necessary for taking out 3rd-party construction financing. As noted above, NWH prefers and expects that loans will be made to projects that demonstrate a likely path to repaying at least 70% (preferably 100%) of the NWH loan out of permanent financing.

- If some or all of the loan extends beyond the initial permanent financing, loan becomes backed by net assets subordinate to other permanent financing.

- Full repayment required by the date NWH owes principal back to impact investors who provided the loan funds.

- For loans to multiple projects with shared owners, cross-project guarantees or collateral.

- Approval rights will include notice and approval of all other significant project financing.

- Reporting requirements will include quarterly financial statements, records on expenditure of loan funds, and the ability to request any other financial records.

V.   Project Initiation Loans

Because of the lack of projects meeting New Way Homes' criteria, NWH in 2016 made a loan to a new project entity for the purpose of providing initial funding to initiate new projects that meet these criteria. If, after 2017, New Way Homes has capital beyond that being deployed as loans to specific projects that meet its lending criteria, New Way Homes may again make such a loan to fund the initiation of more projects. For such project initiation loans, New Way Homes will negotiate loan terms that provide for repayment of the entire loan even if not all of the initiated projects are successful; i.e. reducing loan risk by funding multiple projects, each of which could repay the entire loan.

VI.   Equity Positions

Recognizing that New Way Homes can increase its social impact by being more flexible and creative in its lending structure than larger lenders, NWH will consider vehicles for funding projects that are not necessarily initially structured as loans. For example, if it greatly enhances a project's ability to leverage other sources of financing, NWH will consider being a preferred equity investor in a project on a time-limited basis when the terms of such an investment allow New Way Homes to be repaid with a similar return and on a similar timeframe as it achieves with its loans. Done correctly, such arrangements can enhance NWH's protections / reduce its risk while maintaining its income and repayment timeline goals. NWH would consider such an equity investment as a part of its loan program, and all of the guidelines in this document regarding "loan" policy would also apply under such a structure.

VII. Process

Because New Way Homes is in an early stage of implementing its loan funds, the full Board of Directors will vote on whether to make each potential loan for which a full application is received. Prior to such a vote all board members will receive the loan application, any other materials provided to New Way Homes regarding the project, and a written evaluation prepared by the President and Treasurer as to how and to what degree the project fits each requirement and preference in these loan policies. Directors will have the opportunity to review these materials and ask for any further information required to evaluate the project.